Exhibit 8.1


                                  May 24, 2000


United Funds, LLC
Capital Resource Group One, LLC
101 W. Ohio Street
PMB 2000
Indianapolis, IN 46204

                  Re: $150,000,000 Aggregate Principal Amount of
                      Insurance Policies Asset Backed Certificates

Gentlemen:

     You have requested our opinion as to the material federal income tax consequences of purchasing, holding and depositing of the certificates pursuant to the Pooling and Servicing Agreement (the "Agreement") to be entered into among Capital Resource Group One, LLC ("Capital"), as Originator of the Insurance Settlements Funding Trust 2000 (the "Trust"), United Funds, LLC ("United"), as Subservicer, 21st Holdings, LLC, as Master Servicer (the "Master Servicer"), and The Bank of New York, as Trustee ("Trustee"). Specifically, you have asked whether the certificates acquired by investors (the "Certificates") will be characterized as indebtedness of Capital for federal income tax purposes and whether the Trust will be subject to federal income taxation. It is our opinion, as described below, that the Certificates will be characterized as evidences of indebtedness of Capital for federal income tax purposes and that the Trust will not be subject to federal income taxation.

     In connection with your request, you have furnished us with definitive copies of or the most recent drafts of (i) the preliminary prospectus (the " Prospectus") that is part of Amendment No. 4 of the Registration Statement to be filed with the Securities Exchange Commission, (ii) the Agreement, (iii) the Insurance Settlements Purchase Agreement to be entered into between United and Capital, and (iv) such other documents and instruments as we have deemed necessary or relevant (collectively referred to as the "Documents").

     Our opinion is also based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations (the "Regulations") promulgated thereunder, and published judicial and administrative decisions with respect thereto, all as of the date of this letter. Any modification, repeal, amendment or authoritative interpretation of the Code or the Regulations or modification or amendment to the Documents occurring subsequent to the date of this letter may cause our opinion to vary from that set forth below. In addition, our opinion is not binding on the courts or the Internal Revenue Service ("IRS") and there can be no assurance that positions contrary to those stated in our opinion would not be taken by the IRS or that any such contrary

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position would not be sustained by a court of law. No tax ruling will be requested with respect to the transaction discussed herein.

     The terms used herein, unless otherwise defined herein, shall have the definitions as set forth in the Prospectus.


                           Description of Transaction


     Capital was formed in the State of Delaware in 1999 and is an affiliate of United. Capital was organized for the restricted, limited purpose of forming the Trust, purchasing the Insurance Policies from United, transferring an irrevocable beneficial interest in the Insurance Policies to the Trust, and for incidental or necessary purposes related to the foregoing. In connection with the issuance of the Certificates, United will sell the Insurance Policies to Capital and Capital will transfer an irrevocable beneficial interest in the Insurance Policies to the Trust.

     Pursuant to the Pooling and Servicing Agreement, Capital will transfer an irrevocable beneficial interest in the Insurance Policies to the Trust in exchange for the proceeds obtained from the offering of the Certificates. Capital will pay to United the funds received from the Trust in consideration for the transfer of the Insurance Policies to Capital. The Certificates will be executed by Capital and authenticated by the Trustee.

     Interest will accrue on the Certificates at a fixed rate and will be payable semi-annually. Certificate Principal shall be due and payable no later than the Final Maturity Date. Prepayments of Certificate Principal will be made in the event of the occurrence of a Pay Out Event. Any assets remaining in the Trust after all interest and principal payments will be the property of Capital.

     Collections on the Insurance Policies will be allocated to the Insurance Settlements Account. The amount advanced to United will not exceed eighty percent (80%) of the face amount of the Insurance Policy.

     Collections represent face amount attributable to an Insurance Policy after an insured has died. Collections will be distributed from the Insurance Settlements Account in the following order of priority: Trustee's Fees and expenses; Certificate Interest and Certificate Principal, if applicable; the Subservicer's Fee; Master Servicer's Fees; and amounts payable to Certificateholders for Deficiency Amounts of Certificate Interest. If Collections are insufficient to pay the foregoing, the Trustee will withdraw funds from the Liquidity Account to cover any deficiency, to the extent such funds are available. If the amount in the Liquidity Account is insufficient to cover Certificate Interest, the amount of such unpaid deficiency (referred to as the "Deficiency Amount") will be payable in later months from Collections then collected.

     All interest and other earnings on the Lockbox Account, Liquidity Account and Insurance Settlements Account will accrue for the benefit of the Certificateholders.

                                      (2)
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     The facts set forth in the Registration Statement as of the date hereof are incorporated herein and have been specifically relied on as a basis for this opinion.

     Based on and subject to the foregoing and subject to the analysis set forth below, this firm is of the opinion that, for federal income tax purposes, Capital is properly treated as the owner of the Insurance Policies and the Certificates will be characterized as evidences of indebtedness of Capital secured by the Insurance Policies.

                       Federal Income Tax Characterization
                       of Certificates as Debt of Capital

     For federal income tax purposes, a transaction will generally be governed by the economic substance of the transaction, rather than the form. See, e.g., Helvering v. Lazarus & Co., 308 U.S. 252 (1939); Rev. Rul. 61-181, 1961-2 C.B.
21. Whether a transfer of property is, in economic substance, a secured loan or a sale depends on whether the transferor has retained "substantial incidents of ownership" with respect to the property. See, Town and County Food Co., Inc. v. Commissioner, 51 T.C. 1049 (1969), acq. 1969-2 C.B. XXV. As discussed below, the courts and the IRS have identified several factors to determine which party to the transaction possesses the substantial incidents of ownership. See, United States Surgical Steel Co. v. Commissioner, 54 T.C. 1215 (1970), acq. 1971-2 C.B. 3; Town and Country Food Co., Inc., supra; G.C.M. 39584 (Dec. 3, 1986).

     1. Risk of Loss

     One of the primary factors utilized by the courts and the IRS is which party to the transaction bears the risk of loss with respect to the transferred assets. Illinois Power Co. v. Commissioner, 87 T.C. 1417 (1986). This factor requires an analysis of whether Capital or the Certificateholders possess the risk of loss in the event of a default of the Insurance Policies.

     Pursuant to the Pooling and Servicing Agreement, after all interest and principal payments have been made to Certificateholders, all assets remaining in the Trust will be the property of Capital. To the extent that funds from the Insurance Settlements Account and Liquidity Account will be used to pay principal and interest, the amount of residual assets available for distribution to Capital will be reduced. Of course, the possibility exists that interest and principal payments could exceed the amount of the two above-described sources (i.e., Insurance Settlements Account and the Liquidity Account) available to protect the Certificateholders from any loss. However, these two sources have been determined to be in such amounts that the Certificateholders are protected from much of the risk of loss from a default on the Insurance Policies. Therefore, the risk of loss on a default of the Insurance Policies lies principally with Capital, rather than the Certificateholders.

     The Certificateholders have certain other protections from any risk of loss. Certificate Interest will be funded from Collections attributable to Insurance Policies. Except for Trustee's Fees, Certificate Interest has priority to any amounts that accumulate in the Insurance Settlements Account. The Trustee's Fees are anticipated to be a minor amount in comparison to

                                      (3)
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the anticipated accumulations in the Insurance Policies Account. This factor mitigates against any potential risk of loss to the Certificateholders with respect to the Insurance Policies.

     In addition, funds in the Liquidity Account will be available as additional security to offset any deficiency in the distribution of Certificate Interest. The Liquidity Account will initially be funded with a portion of the offering proceeds equal to twenty percent (20%) of the principal amount of the outstanding Certificates. Thus, the Liquidity Account provides additional security and further mitigates against any risk of loss to the Certificateholders. In fact, in the event funds are drawn out of the Liquidity Account to cover a deficiency in priority distributions from Insurance Policies, to the extent such funds are later replenished, these funds will reduce the amount of assets payable to Capital, thereby imposing the risk of loss on Capital.

     In summary, based on the factors and relevant authority discussed above, as between Capital and the Certificateholders, Capital bears the risk of loss with respect to a default in the Insurance Settlements.

     2. Opportunity for Gain

     Another factor emphasized by the court and the IRS rulings in determining whether a transaction is properly classified as a secured loan or a sale is which of the parties has the opportunity to realize gain from an appreciation in the transferred assets. United Surgical Steel Co., supra; Town and Country Food Co., supra; G.C.M. 39584 (Dec. 3, 1986).

     The rate of return to the Certificateholders is fixed at the time the Certificates are issued. The Certificateholders are entitled to this fixed interest and a return of the Certificate Principal. In G.C.M. 39584 (Dec. 3,
1986), the IRS noted that an interest charge is a reflection of the time value of money and is not in the nature of a profit on the transaction.

     Capital, on the other hand, retains the opportunity to realize any gains on the transaction. Capital is entitled to the residual amount of assets, which are the funds and Insurance Policies remaining in the Insurance Settlements Account and Liquidity Account after payment of Certificate Interest and various other fees and charges. In addition, the value of the Insurance Policies may also increase if there death benefits are paid earlier than anticipated. This value would also potentially be realized by Capital by increasing the residual amount of assets remaining in the Trust.

     In summary, the Certificate Interest is a factor of the time value of money for the use of the Certificateholder's money and is not in the nature of profits or gains. The real economic gains from the transaction would be attributable to the residual Insurance Policies and funds that are anticipated to accumulate. These gains will be realized by Capital and are a further indication that the transaction should be classified as a secured loan arrangement.

     3. Other Factors

     A number of other factors have been utilized by the courts and the IRS in determining whether a transaction is in substance a secured loan or a sale. The terms of the collateral and the

                                      (4)
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debt obligation are often examined in purported loan transactions. Differences in the principal amounts, payment terms, and maturity dates are factors indicating a true debt arrangement. See, Town and Country Food Co., supra.

     The face amount of the irrevocable beneficial interest in Insurance Policies that are transferred to the Trust by Capital will be substantially greater than the principal amount of the Certificates. The payment terms on the Insurance Policies and the Certificates are also different. Payments on the Insurance Policies will be received continuously throughout the term of the Certificates, whereas Certificate Principal will generally not be paid until the Final Maturity Dates. Finally, the Certificates will accrue interest at a stated rate whereas interest will not accrue on the Insurance Policies. These differences in the terms of the Insurance Policies and Certificates are a factor indicating a loan arrangement between Capital and the Certificateholders.

     The courts have also examined transactions to determine which party has the right to possession and control of the transferred property. If the transferor retains these rights, this is a factor indicating a loan transaction. The Subservicer will retain possession of all records relating to the Insurance Settlements for the benefit of Capital and Capital will retain title to the Insurance Policies. In addition, the Subservicer will collect payments on the Insurance Policies. Furthermore, the Subservicer will perform all other servicing requirements with respect to the Insurance Policies. The Subservicer will bear the costs and expenses related to these duties and will be paid an annual fee. These facts lend additional support to the characterization of the transaction as a financing arrangement.

     The Subservicer is obligated to prepare and submit records to be inspected by the Trustee that set forth the total collections processed by the Subservicer and the aggregate amount of Insurance Policies. This type of inspection right is a right commonly found in a secured financing transaction.

     In summary, Capital bears the risk of loss and retains the opportunity to realize any gains on the transaction. The other factors discussed above lend additional support to the characterization of the transaction as a secured financing arrangement. Based on the application of these factors to the proposed transaction, we are of the opinion that the Certificates will be characterized as a secured loan between Capital and the Certificateholders.

                               Substance over Form

     The federal income tax consequences of the Certificates as evidences of indebtedness of Capital depends on the substance of the transaction determined from an analysis of the facts and circumstances as related in the documentation effecting the transaction, the intent of the parties and the retention or shifting of the burdens and benefits of ownership. If the form and substance of a transaction are consistent, and the parties to the transaction treat them consistently, the characterization would generally be unequivocal and conclusive for federal income tax purposes. If the form and substance of a transaction differ in material respects, an issue arises as to whether the taxpayer or the government may seek to disregard the form of the transaction and rely upon the substance of the transaction in order to sustain the proposed characterization for federal income tax purposes.

                                      (5)
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     We are of the opinion that the Certificates are in substance evidences of indebtedness of Capital and the form of the transaction should not be viewed as inconsistent with that characterization in any material respect.

     The Pooling and Servicing Agreement, the Preliminary Prospectus and the Certificates clearly state the intention of Capital and the Certificateholders that the Certificates will be treated as indebtedness of Capital for federal, state and local income and business tax purposes.

     The Pooling and Servicing Agreement provides that Capital will transfer an irrevocable beneficial interest in the Insurance Policies to the Trust. The transfer of beneficial interest to collateral securing a loan is a common characteristic of transactions utilizing secured financing. See, e.g., Helvering
v. Lazarus & Co., 308 U.S. 252 (1939). Therefore, the transfer of the beneficial interest from Capital to the Trust is consistent with the parties characterization of the transaction as secured financing.

     The obligation of the Certificateholders is in the form of a trust certificate rather than a promissory note. However, an examination of the rights conferred by the Certificates reveals that the Certificates are in reality a debt instrument. The Certificateholder is only entitled to a return of principal and stated interest as is characteristic with a debt obligation. Although the Certificates state that they represent an undivided interest in the Trust, the Certificateholders do not benefit from any enhancement in the value of assets of the Trust. Under facts that are analogous to the present situation, the IRS has recognized that trust certificates were in reality a debt obligation. Rev. Rul. 61-181, 1961-2 C.B. 21. Thus, the form of the Certificates is consistent with the characterization of the Certificates as a debt obligation of Capital.

     Capital will report the transaction for financial accounting purposes as a sale of the Insurance Policies, as opposed to a secured financing arrangement. However, the United States Supreme Court has recognized that different concerns and objectives are involved with respect to financial accounting and the income tax laws and that the two may produce different results from the same transaction. See, Thor Power Tool Co. v. Commissioner, 439 U.S. 522 (1979); Frank Lyon Co. v. United States, 435 U.S. 561 (1978). In Frank Lyon, the Supreme Court stated that "the characterization of a transaction for financial accounting purposes . . . and for tax purposes . . . need not necessarily be the same." 435 U.S. at 577. Thus, treatment of the transaction as a sale for financial accounting purposes is not necessarily inconsistent with treatment as a financing transaction for federal income tax purposes.

     Although the factors discussed above relating to the form of the transaction could initially be viewed as inconsistent with debt treatment, a closer examination reveals that the form should not be viewed as conflicting with the characterization of the substance of the transaction as secured financing arrangement. However, even if a determination were made that the form was inconsistent with the substance of the transaction, the substance should nevertheless control the characterization for federal income tax purposes.

     It is a general principal of federal income tax law that a transaction will be governed by the economic substance rather than the form. Gregory v. Helvering, 293 U.S. 465 (1935). If the substance and the form of a transaction are inconsistent, courts will usually disregard the form

                                      (6)
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and characterize the transaction according to its substance. Moreover, some courts have permitted parties to treat a transaction in accordance with its economic substance in instances where a different form is utilized for non-tax purposes. Helvering v. Lazarus & Co., 308 U.S. 252 (1939); Gatlin v. Commissioner, 34 B.T.A. 50 (1936). See also, Rev. Rul. 61-81, 1961-2 C.B. 21.

     In Commissioner v. Danielson, 378 F.2d 771 (3rd Cir. 1967) the court held that the parties were bound by the form of the transaction and could not introduce evidence that the economic substance was inconsistent with such form. Danielson dealt with a stock purchase contract that allocated a portion of the purchase price to a covenant not to compete. The court refused to allow the taxpayer to disregard the contract allocation. The court was concerned with the competing tax consideration between the parties to the contract and the fact that the IRS would be forced to litigate against both parties if one party were allowed to disregard the contract terms. However, subsequent court decisions have refused to follow the Danielson case in situations where there are no competing tax considerations between the parties to the transaction. See, e.g., Comdisco, Inc. v. United States, 756 F.2d 569 (7th Cir. 1985); Cubic Corporation
v. United States, 74-2 USTC 9667 (S.D. Cal. 1974), aff'd, 541 F.2d 829 (9th Cir.
1976).

     In the event that the form of transaction contemplated by the Pooling and Servicing Agreement was viewed as inconsistent with the underlying economic substance, the Danielson decision should not bind the parties to such form. The parties to the transaction do not have the competing tax considerations that prompted the holding in Danielson. Furthermore, the parties to the Pooling and Servicing Agreement have expressly agreed to treat the transaction as a secured financing arrangement. Where the form of a transaction is ambiguous, several courts have held Danielson is inapplicable and that the characterization of the transaction for federal income tax purposes should be determined on the basis of the economic substance of the transaction as determined by review of all of the facts and circumstances and not just the labels used by the parties. See, Elrod
v. Commissioner, 87 T.C. 1046, 1064-70 (1986); Smith v. Commissioner, 82 T.C. 705, 713-16 (1984). Therefore, economic substance should control the characterization for federal income tax purposes and Danielson should not apply to cause the form to govern the characterization of the transaction.

     In summary, the form of the transaction for federal income tax purposes should not be viewed as inconsistent with the economic substance of the transaction as a secured financing arrangement. However, even if the substance and form of the transaction were determined to be inconsistent, the economic substance should control the characterization issue. As discussed above, the economic substance of the transaction is a secured financing arrangement by Capital.

                          Characterization of the Trust

     If the transaction contemplated by the Pooling and Servicing Agreement is properly characterized as a secured financing arrangement between Capital and the Certificateholders, then the Trust can be disregarded for federal income tax purposes. In analogous situations involving debt transactions utilizing certificates in trust, the IRS has disregarded the trust and

                                      (7)
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viewed the transaction as a security arrangement. See, Rev. Rul. 76-265, 1976-2
C.B. 448; Rev. Rul. 61-181, 1961-2 C.B. 21. See also, Treas. Regs.ss.1.61-13(b).

     Under the present facts, the responsibilities of the Trustee under the Agreement are largely ministerial, except in certain default situations. These responsibilities include (i) authentication of the Certificates under the Agreement, (ii) issuing the Certificates and applying the proceeds, and (iii) overseeing the retirement of the Certificates. By analogy to the deed of trust situation, the Trustee can be viewed as a mere agent of the Certificateholders in which Capital has transferred an irrevocable beneficial interest to the Insurance Policies to the Trustee/Agent to serve as security for the Certificates.

     Based on the application of the rationale of the revenue rulings cited above to the facts in the present situation, we are of the opinion that the Trust will be disregarded for federal income tax purposes. We express no opinion on the state, local or foreign tax consequences that may arise herein. We hereby undertake to update this opinion, as necessary, during the course of the offering period.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to the use of this firm's name under the caption "Federal Income Tax Consequences" in the Prospectus included in the Registration Statement, and to the summarization of this opinion in the Prospectus.

                               Very truly yours,




                               Mesirov, Gelman, Jaffe, Cramer & Jamieson, LLP

                                      (8)